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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 12 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SECURITIES W. N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2005 (MM/DD/YY) AND ENDING 3/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Floor Broker Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Floor
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott & Guilfoyle, CPAs 516-775-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & Co. PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dennis M. Naso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Floor Broker Network, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.F.O. and C.E.O.

Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLOOR BROKER NETWORK, INC.

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED MARCH 31, 2006

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Floor Broker Network, Inc.

We have audited the accompanying statement of financial condition of Floor Broker Network, Inc. (the Company), as of March 31, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Floor Broker Network, Inc. at March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co, PC

Garden City, New York
May 24, 2006

FLOOR BROKER NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

Cash and cash equivalents	$ 193,536	
Certificate of deposit	40,476	
Receivables from clearing organizations	35,396	
Receivables from customers	136,962	
Fixed assets - net of accumulated depreciation of $59,966	7,012	
Deferred income tax asset	57,661	
TOTAL ASSETS		$ 471,043

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 174,958	
Loan payable	91,536	
Due to affiliate	19,113	
Income taxes payable	8,497	
TOTAL LIABILITIES		$ 294,104
COMMITMENTS AND CONTINGENCIES		
Subordinated loan payable		70,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	6,000	
Paid-in-capital	167,794	
Retained earnings	(65,855)	
	107,939	
Less: Cost of 90 shares of common stock in treasury	(1,000)	
		106,939
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 471,043

See Accompanying Notes and Auditors' Report

FLOOR BROKER NETWORK, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2006

Income		
Commissions		$ 2,942,114
Interest		5,212
Total income		2,947,326
Expenses		
Employee compensation, benefits and trading commissions	$ 1,260,586	
Seat leasing expense, floor brokerage, exchange and clearance fees	640,204	
Administrative and general	861,744	
Officer's salary	291,928	
Depreciation	3,724	
Total expenses		3,058,186
Loss before income taxes		(110,860)
Income tax credits		(42,712)
Net loss		$ (68,148)

See Accompanying Notes and Auditors' Report.

FLOOR BROKER NETWORK, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance - April 1, 2005	$ 6,000	$ 167,794	$ 2,293	$ (1,000)	$ 175,087
Net loss	-	-	(68,148)	-	(68,148)
Balance - March 31, 2006	$ 6,000	$ 167,794	$ (65,855)	$ (1,000)	$ 106,939

See Accompanying Notes and Auditors' Report

FLOOR BROKER NETWORK, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (68,148)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	3,724	
Deferred tax asset	(53,214)	
Changes in assets and liabilities:		
Certified of deposit	(786)	
Accounts receivable from clearing organization	(4,402)	
Accounts receivable from customers	(27,966)	
Prepaid expenses, security deposits and other assets	1,377	
Due from/ to affiliates	69,669	
Prepaid income taxes	2,618	
Income taxes payable	8,497	
Accounts payable and accrued expenses	68,505	
Total adjustments		68,022
Net cash used by operating activities		(126)
CASH FLOWS FROM FINANCING CTIVITIES		
Proceeds from subordinated loan		70,000
Proceeds from bank loan		32,500
Repayment of Loan Payable		(32,977)
Net cash provided from financing activities		69,523
NET INCREASE IN CASH		69,397
CASH AND CASH EQUIVALENTS - BEGINNING		124,139
CASH AND CASH EQUIVALENTS - END		$ 193,536

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 10,247
Income taxes	$ 2,004

See Accompanying Notes and Auditors' Report

FLOOR BROKER NETWORK, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED MARCH 31, 2006

Liabilities subordinated to the claims of general creditors - April 1, 2005	$ -
Increase in liabilities subordinated to the claims of general creditors	70,000
Liabilities subordinated to the claims of general creditors - March 31, 2006	$ 70,000

See Accompanying Notes and Auditors' Report.

FLOOR BROKER NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

Floor Broker Network, Inc. (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company maintains offices in New York.

The Company is a subsidiary of Richard C. Naso Company, Inc., the "Parent", which owns 95% of common stock of the entity. Richard C. Naso Company, Inc. is 100% owned by an officer of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

The Company prepares its corporate tax returns on the cash basis; consequently, temporary differences arise due to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

FLOOR BROKER NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company records its revenues in the form of commissions using the trade date basis.

2. RECEIVABLES FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivable and all securities owned are with these same organizations. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

RECEIVABLES FROM CUSTOMERS

Accounts receivables have been adjusted for all known uncollectible accounts and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectibility, an allowance for doubtful accounts is not required.

3. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 51,561
Leasehold improvements	10	15,417
Less: Accumulated depreciation		59,966
Net property and equipment		$ 7,012

4. LOAN PAYABLE

The Company has an installment loan that is payable in 36 monthly installments of approximately $3,100 including interest at prime plus ¾% per annum through November 2006.

Interest expense for the year ended March 31, 2006 was $6,247.

5. SUBORDINATED LOAN PAYABLE

On September 16, 2005, the Company borrowed $70,000 from the wife of an officer of the Company under a subordinated loan agreement. The loan expires on September 16, 2006 with interest due monthly at the rate of 10% per annum. Interest expense for the fiscal year ended March 31, 2006 amounted to $4,000.

5. SUBORDINATED LOAN PAYABLE (CONTINUED)

In a letter dated September 16, 2005, the New York Stock Exchange confirmed that the subordinated loan is available in computing net capital under the SEC's Uniform Net Capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. RELATED PARTY TRANSACTIONS

Through June 2005, the Company paid brokerage fees to the Parent totaling $83,425. In addition, the Parent acted as a common payroll master and joint payer for certain shared expenses. The Parent billed the Company on a monthly basis for its share of expenses through June 2005.

Effective June 2005, the Parent ceased to operate as a broker dealer and discontinued charging the Company for brokerage fees. At the same time the parent discontinued sharing office space with the Company.

Effective January 1, 2006, the Company began paying its employees through its own payroll master.

7. COMMITMENTS AND CONTINGENCIES

New York Stock Exchange rules limited individuals to the use of only one seat on the exchange. The Company leased two seats which were in the name of employees. These leases were paid for and guaranteed by the Company. The leases were terminated effective March 8, 2006, following the purchase of all stock exchange seats by the NYSE. As such, all seat leases were terminated. Effective March 8, 2006, the Company began renting seats from the NYSE on a month-to-month basis. The seat lease expense for the year ended March 31, 2006 was $144,917.

The Company leases an office facility under non-cancelable operating leases in New York expiring in 2009. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. Total rent expense for the year ended March 31, 2006 is $114,049, which is net of $5,586 reimbursed by the related party. (Note 6)

In addition, the Company is obligated under an operating lease for office equipment.

As of March 31, 2006, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended March 31,	
2007	$ 106,788
2008	106,788
2009	88,990

A letter of credit in the amount of $19,256 has been issued as rent security on the Company's New York office. The letter of credit expires and will automatically renew each year. The bank has required that the letter of credit be collateralized by a certificate of deposit.

FLOOR BROKER NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

8. INCOME TAXES

The deferred income tax assets consist of the following components as of March 31, 2006:

Deferred income tax assets related to:		
Use of the Cash Basis for income tax purposes	$	(14,517)
Federal wage tax credits		21,000
Net operating loss carryforward		51,178
Net deferred income tax asset	$	57,661

The Company has recorded a deferred tax asset at March 31, 2006, for the expected future tax benefits listed above. The Company's net operating loss balance will expire beginning in 2025. The Company has not provided a valuation allowance against the deferred tax asset as management believes that it is more likely than not that the benefit will be utilized based upon estimates of the Company's future taxable income.

Components of income taxes (credits) are as follows as of March 31, 2006:

Current income tax:		
Federal	$	-
State and local		10,501
	$	10,501
Deferred income tax		
Federal		(34,523)
State and local		(18,690)
		(53,213)
Income tax credits	$	(42,712)

9. MAJOR CUSTOMERS

As of March 31, 2006, 44% of total receivables were due from three customers.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At March 31, 2006, the Company had net capital of $92,930 which was $73,322 in excess of its required net capital of $19,608. The Company's ratio of aggregate indebtedness to net capital is 3.16 to 1.

FLOOR BROKER NETWORK, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2006

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 106,939
Non-allowable assets	(83,929)
Liabilities subordinated to claims of general creditors allowable in computation of net capital	70,000
Haircuts on securities	(80)
Net Capital	$ 92,930

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 19,608
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 73,322
Excess net capital at 1000%	$ 63,520
Ratio: Aggregate indebtedness to net capital	3.16 to 1

FLOOR BROKER NETWORK, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2006

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

FLOOR BROKER NETWORK, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2006

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity -- April 1, 2005	$	175,087
Net loss for the year ended March 31, 2006		68,148
Total ownership equity - March 31, 2006		106,939
Less: Non-allowable assets		(83,929)
Haircuts		(80)
		22,930
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		70,000
Audited net capital		92,930
Net capital per Focus Report Part IIA		143,623
Difference	$	50,693
Additional accruals of expenses	$	50,693

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

Board of Directors
Floor Broker Network, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Floor Broker Network, Inc. (the Company) for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to are relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co, PC

Garden City, New York
May 24, 2006